ASSISTANT SECRETARY’S CERTIFICATE

The undersigned, being duly elected as Assistant Secretary of the Commerce Funds (the “Trust”), an investment company registered under the Investment Company Act of 1940, as amended, hereby certifies that (i) the attached resolutions are true and correct copies of the resolutions adopted by a majority of the disinterested Trustees at a meeting of the Board of Trustees of the Trust held on August 16, 2016; and (ii) these resolutions have not been amended and or modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 15 day of September, 2016.

/s/ Andrew Murphy
Andrew Murphy
Assistant Secretary

Reapproval of Fidelity Bond Insurance.

WHEREAS, the Trust’s assets have increased since the Board last approved the fidelity bond coverage, and the Board now believes that the prior authorized coverage may become inadequate to comply with the Investment Company Act of 1940, as amended (the “1940 Act”), and the rules thereunder;

NOW, THEREFORE, BE IT RESOLVED, that the proper officers of the Trust are hereby authorized to increase the amount of the fidelity bond coverage to $1,900,000 to enable the Trust to remain in compliance with the 1940 Act and the rules thereunder; and

FURTHER RESOLVED, that Andrew Murphy is hereby designated as the officer of the Trust responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

Chubb Group of Insurance Companies 15 Mountain View Road, Warren, New Jersey 07059	DECLARATIONS FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):	Bond Number: 81458609

THE COMMERCE FUNDS 922 WALNUT #401
FEDERAL INSURANCE COMPANY

KANSAS CITY, MO 64102	Incorporated under the laws of Indiana a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100 Indianapolis, IN 46204-1927

ITEM 1.    BOND PERIOD: from 12:01 a.m. on    August 22, 2016

   to 12:01 a.m. on    March 17, 2017

ITEM 2.    LIMITS OF LIABILITY—DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT

1. Employee	$ 1,900,000	$ 25,000
2. On Premises	$ 1,900,000	$ 25,000
3. In Transit	$ 1,900,000	$ 25,000
4. Forgery or Alteration	$ 1,900,000	$ 25,000
5. Extended Forgery	$ 1,900,000	$ 25,000
6. Counterfeit Money	$ 1,900,000	$ 25,000
7. Threats to Person	$ Not Covered	$ N/A
8. Computer System	$ 1,900,000	$ 25,000
9. Voice Initiated Funds
Transfer Instruction	$ 1,900,000	$ 25,000
10. Uncollectible Items of Deposit	$ 50,000	$ 5,000
11. Audit Expense	$ 50,000	$ 5,000

ITEM 3. THE	LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1-3

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary	President

Countersigned by August 29, 2016
Authorized Representative

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)	Page 1 of 1